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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. )(1)

                                 eUNIVERSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  298 412 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]        Rule 13d-1 (b)
                  [ ]        Rule 13d-1 (c)
                  [X]        Rule 13d-1 (d)

--------

          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 298 412 10 7                13G                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 1   Brad D. Greenspan
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]
 2
--------------------------------------------------------------------------------
     SEC USE ONLY
 3
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 4   United States
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                  5  7,841,000 shares
                 ---------------------------------------------------------------
  NUMBER OF          SHARED VOTING POWER
   SHARES         6  not applicable
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY           SOLE DISPOSITIVE POWER
    EACH          7  7,841,000 shares
  REPORTING      ---------------------------------------------------------------
 PERSON WITH         SHARED DISPOSITIVE POWER
                  8  not applicable
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9   7,841,000 shares
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                [ ]
10
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT N ROW 9
11   48.2%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
12   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 298 412 10 7                13G                      Page 3 of 5 Pages

ITEM 1(a).     NAME OF ISSUER:  eUniverse, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 101 North Plains Industrial Road, Wallingford, CT 06492.

ITEM 2(a).     NAME OF PERSON FILING:  Brad D. Greenspan

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: eUniverse, Inc., 101 North Plains Industrial Road, Wallingford, CT 06492.

ITEM 2(c).     CITIZENSHIP:  United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e).     CUSIP NUMBER:  298 412 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: not applicable

      (a)      [ ] Broker or dealer registered under Section 15 of the Exchange
                   ACT;

      (b)      [ ] Bank as defined in Section 3 (a) (6) of the Exchange Act;

      (c)      [ ] Insurance company as defined in Section 3 (a) (19) of the
                   Exchange Act;

      (d)      [ ] Investment company registered under Section 8 of the
                   Investment Company Act;

      (e)      [ ] An Investment Adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E);

      (f)      [ ] An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1) ii)(F);

      (g)      [ ] A parent holding company or control person in accordance with
                   Rule 13d-1(b)(ii)(G);

      (h)      [ ] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

      (i)      [ ] A church plan that is excluded from the definition of
                   an investment company under Section 3 (c) (14) of the Investment Company Act;

      (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


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CUSIP No. 298 412 10 7                13G                      Page 4 of 5 Pages

ITEM 4.        OWNERSHIP.

      (a)      Amount Beneficially Owned:  7,841,000 shares

      (b)      Percent of Class:  48.2%

      (c)      Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 7,841,000 shares

               (ii)  shared power to vote or direct the vote: not applicable

               (iii) sole power to dispose or to direct the disposition of:
                     7,841,000 shares

               (iv) shared power to dispose or to direct the disposition of: not applicable

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               Not applicable.

ITEM 10.       CERTIFICATIONS.
               Not applicable.


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CUSIP No. 298 412 10 7                13G                      Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2000

                                       /s/ Brad D. Greenspan
                                       -------------------------------
                                       Brad D. Greenspan